UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________
Commission File Number 1-9733
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Cash America International, Inc.
1600 W. 7th Street
Fort Worth, TX 76102

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN
Note:	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
EX-23.1

Report of Independent Registered Public Accounting Firm
To the Participants and Administrative Committee of the
Cash America International, Inc. 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Cash America International, Inc. 401(k) Savings Plan as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cash America International, Inc. 401(k) Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Whitley Penn LLP
Fort Worth, Texas
June 26, 2009

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
ASSETS
Investments, at fair value:
Equity mutual funds (cost of $25,076,474 and $24,698,976 for 2008 and 2007, respectively)	$16,980,389	$25,537,266
Fixed income mutual funds (cost of $10,322,449 and $5,062,900 for 2008 and 2007, respectively)	10,097,764	5,117,715
Cash America International, Inc. common stock, par value $0.10 per share (cost of $6,344,923 and $6,473,103 for 2008 and 2007, respectively)	5,723,187	7,332,659
Participant loans	2,590,999	2,416,676

Total investments	35,392,339	40,404,316

Non-interest bearing cash	471,657	324,320

NET ASSETS AVAILABLE FOR BENEFITS	$35,863,996	$40,728,636

The accompanying notes are an integral part of these financial statements.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended
	December 31,
	2008	2007
Additions to (reductions in) net assets attributed to:
Dividend income	$1,398,235	$2,115,713
Interest income	209,347	214,034
Net depreciation in fair value of investments	(11,530,707)	(3,975,827)

Total investment loss	(9,923,125)	(1,646,080)

Contributions:
Company	2,545,163	2,173,297
Participants	6,330,648	5,565,013
Rollovers	156,399	493,856

Total contributions	9,032,210	8,232,166

Net (reductions) additions	(890,915)	6,586,086

Deductions from net assets attributed to:
Participant withdrawals	3,718,189	4,940,112
Administrative expenses	255,536	162,977

Total deductions	3,973,725	5,103,089

Net (decrease) increase	(4,864,640)	1,482,997
Net assets available for benefits at beginning of year	40,728,636	39,245,639

Net assets available for benefits at end of year	$35,863,996	$40,728,636

The accompanying notes are an integral part of these financial statements.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan and Summary of Significant Accounting Policies

The following brief description of the Cash America International, Inc. 401(k) Savings Plan (the “Plan”) is provided as general information only. The Plan is sponsored by Cash America International, Inc. (the “Plan Sponsor” or the “Company”). Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

General

The Plan is a contributory plan. All employees of the Company and its United States subsidiaries are eligible to participate in the Plan on the first day of the month following 30 days of employment. Employee contributions to the Plan are voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”). The trustee of the Plan is Charles Schwab Trust Company or its affiliates (the “Trustee”).

Contributions

Participants may contribute a percentage of their annual compensation (up to 50%) to the Plan on a pre-tax basis, subject to Internal Revenue Service (“IRS”) limitations, which are adjusted each year to take into account any cost of living increase provided for the year. Unless they elect otherwise, employees are automatically enrolled and contribute 3% of their compensation. Contributions designated by the participant are withheld by the employer and remitted directly to the Trustee.

Company matching contributions are made in cash and are allocated among a participant’s account in the same percentage to which the employee directs his or her contributions. The Company matches 50% of a participant’s contribution up to 5% of compensation.

In addition, rollover contributions from other qualified plans can be added to the Plan by eligible participants.

Participant Accounts

Each participant’s account is credited with his or her contributions and allocations of (a) the Company’s matching contributions and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

A participant may direct contributions in any combination of the following ten investment options:
•	Cash America International, Inc. Common Stock — Funds are invested in shares of Cash America International, Inc. common stock, par value $0.10 per share (“Common Stock”). The number of participants in this fund as of December 31, 2008 was 927.

•	Schwab Retirement Money Mutual Fund — Funds are invested in high-quality, short-term debt securities such as bank CDs, high-rated commercial paper, and short-term obligations of, or guaranteed by, the U.S. or Canadian Governments. The number of participants in this fund as of December 31, 2008 was 628.

•	PIMCO Total Return Institutional Shares Mutual Fund — Funds are invested primarily in debt securities, including U.S. Government securities, corporate bonds, and mortgage-backed securities. Funds are also invested in debt securities denominated in foreign currencies. The number of participants in this fund as of December 31, 2008 was 985.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
•	Dodge & Cox Balanced Mutual Fund — Funds are invested primarily in common stocks and convertible securities. Funds are also invested in investment-grade debt securities. The number of participants in this fund as of December 31, 2008 was 5,580.

•	T. Rowe Price Equity Income Mutual Fund — Funds are invested primarily in income-producing common stocks. Funds are also invested in fixed-income and foreign securities. The number of participants in this fund as of December 31, 2008 was 961.

•	Schwab S&P 500 Mutual Fund — Funds are invested primarily in common stocks of companies that comprise the S&P 500 Index. The number of participants in this fund as of December 31, 2008 was 931.

•	Baron Asset Mutual Fund — Funds are invested primarily in companies with market capitalization between $100 million and $2 billion that have undervalued assets or favorable growth prospects. The number of participants in this fund as of December 31, 2008 was 908.

•	American Beacon International Equity Fund — Funds are invested primarily in equity securities of large-cap foreign companies. The number of participants in this fund as of December 31, 2008 was 794.

•	Transamerica Premier Equity Fund — Funds are invested primarily in equity securities of United States companies. The number of participants in this fund as of December 31, 2008 was 740.

•	Royce Low-Priced Stock Fund — Funds are invested primarily in small and micro-cap companies trading at less than $20 per share at the time of investment. The number of participants in this fund as of December 31, 2008 was 793.
The allocation of a participant’s and the Company’s matching contributions among investment funds is determined by the participant and may be changed at any time. If a participant does not make an investment election, all contributions are invested in the Dodge & Cox Balanced Mutual Fund. These investment options are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Vesting

Participants are always 100% vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on the number of years of service as follows:

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%
Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from one to five years, except for loans funded for purchase of a principal residence which may be repaid over ten years.

The loans are collateralized by the balance in the participant’s account and bear interest at 1% above the prime rate as published in the Wall Street Journal on the first day of the month in which the loan is funded. Interest rates ranged from 4.25% to 9.25% for loans outstanding at December 31, 2008. Principal and interest are paid ratably through monthly payroll deductions. A loan origination fee of $50 is assessed to the borrowing participant by the Plan upon funding of the loan. Loans that are not repaid within 90 days of termination with the Company are considered as defaulted and recorded as a deemed distribution, which is a taxable event for the participant.

Payment of Benefits

The vested portion of a participant’s account becomes available upon termination of employment, retirement, total and permanent disability, death, or upon reaching the age of 59-1/2. All distributions from participant accounts must be paid as a lump sum. In the event of death of the participant, the beneficiary is entitled to receive the lump sum distribution. Hardship withdrawals are permitted if the participant meets the eligibility requirements. The Plan permits vested account balances not exceeding $5,000 to be paid upon termination of employment. Distributions to be paid upon termination of employment for account balances between $1,000 and $5,000 may be rolled over to an individual retirement account or another qualified retirement account at the participant’s option. Distribution of vested account balances exceeding $5,000 may be deferred and may continue to be held in the Plan.

Forfeitures

Forfeitures represent unvested portions of terminated participants’ accounts attributable to the Company’s matching contributions and have been used to partially offset recordkeeping, Trustee, and other administrative expenses of the Plan. Forfeitures for 2008 and 2007 were $259,687 and $203,407, respectively. Unallocated nonvested forfeitures of $151,159 and $81,015 were available at December 31, 2008 and 2007, respectively, to offset future administrative expenses. Forfeitures may also be used to reduce the Company’s future cash payments of matching contributions.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Basis of Accounting

The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Income Recognition

The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Withdrawals

Participant withdrawals are recorded when paid for financial statement purposes. For Form 5500 reporting purposes, participant withdrawals are recorded when processed and approved for payment.

Plan Administration

Expenses related to the Plan are borne by three sources: 1) forfeitures, 2) the Company, and 3) participants (including loan origination fees that are charged directly to the borrowing participant’s account). Amounts paid by the Company are not reflected in the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting periods and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

2.	Fair Value Measurements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a single definition of fair value and a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan adopted the provisions of SFAS No. 157, as amended, effective January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the Plan financial statements.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined in SFAS No. 157 are as follows:
•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

•	Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

•	Level 3: Unobservable inputs that are not corroborated by market data.
SFAS No. 157 requires a description of the methodologies used to measure the fair value of assets and liabilities. These methodologies were consistently applied to all assets and liabilities carried as of

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2008. The methodology used to measure each major category of assets and liabilities is described below.
•	Equity Mutual funds are valued based on quoted market prices of the underlying assets provided by the Trustee and are classified within Level 1 of the valuation hierarchy.

•	Fixed Income Mutual funds are valued based on quoted market prices of the underlying assets provided by the Trustee and are classified within Level 1 of the valuation hierarchy.

•	Cash America International, Inc. Common Stock is valued at the combined market value of the underlying stock based upon the closing price of the stock on its primary exchange times the number of shares held as of the measurement date and classified within Level 1 of the valuation hierarchy.

•	Participant loans are valued at the outstanding principal balance plus accrued interest which approximates fair value and are classified within Level 2 of the valuation hierarchy.
The following table presents the fair value of financial instruments as of December 31, 2008 by type of asset and by the SFAS No. 157 valuation hierarchy described above. The Plan has no assets or liabilities that are classified as Level 3 at December 31, 2008.

	Fair Value Measurements at Reporting Date
	Using:
	Quoted
	Prices in
	Active	Significant
	Markets for	Other	Total
	Identical	Observable	as of
	Assets	Inputs	December 31,
Description	(Level 1)	(Level 2)	2008
Equity mutual funds	$16,980,389	$—	$16,980,389
Fixed income mutual funds	10,097,764	—	10,097,764
Cash America International, Inc. common stock, par value $0.10 per share	5,723,187	—	5,723,187
Participant loans	—	2,590,999	2,590,999

Total assets at fair value	$32,801,340	$2,590,999	$35,392,339

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
3.	Investments in Excess of 5% of Net Assets Available for Benefits

The fair value of investments that comprised 5% or more of the net assets available for benefits at December 31, 2008 and 2007, were as follows:

	2008		2007
Mutual funds:
American Beacon International Equity Fund*	$	N/A	$2,284,806
Baron Asset Mutual Fund		1,994,192	3,928,544
Dodge & Cox Balanced Mutual Fund		6,889,590	8,787,147
PIMCO Total Return Institutional Shares Mutual Fund		5,211,834	2,780,922
Schwab Retirement Money Mutual Fund		4,885,930	2,336,793
T. Rowe Price Equity Income Mutual Fund		2,715,092	4,397,944
Schwab S&P 500 Mutual Fund		2,332,897	3,235,589
Cash America International, Inc. common stock, par value $0.10 per share		5,723,187	7,332,659
Participant loans		2,590,999	2,416,676

*	At December 31, 2008, this investment represented less than 5% of the fair value of the Plan’s net assets.
Cash America International, Inc. Common Stock represented approximately 16% and 18% of total net assets available for benefits at December 31, 2008 and 2007, respectively.

During 2008 and 2007, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held at the end of the period) increased (decreased) in fair value as follows:

	2008	2007
Equity mutual funds	$(10,534,158)	$(716,641)
Fixed income mutual funds	(230,288)	70,576
Cash America International, Inc. common stock, par value $0.10 per share	(766,261)	(3,329,762)

Net depreciation in fair value of investments	$(11,530,707)	$(3,975,827)

4.	Plan Termination

The Plan has been established with the intention that it will continue and be a permanent plan. However, the Plan may be terminated by resolution of the Company’s board of directors at any time, subject to the provisions of ERISA. In the event the Plan terminates, the participants will become 100% vested in their accounts.

5.	Party-in-Interest Transactions

The Plan offers participants the option to invest in shares of Cash America International, Inc. Common Stock. This investment is considered a party-in-interest transaction. The Plan recorded purchases of

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
$2,503,025 and sales of $3,479,974 of the Company’s stock during the year ended December 31, 2008. The Plan recorded purchases of $2,529,363 and sales of $3,427,014 of the Company’s stock during the year ended December 31, 2007. Certain plan investments are shares of mutual funds managed by the Trustee. Therefore, these investments are party-in-interest transactions. All party-in-interest transactions are exempt from the prohibited transaction rules.

6.	Federal Income Tax Status

The Plan obtained a determination letter dated October 6, 2003 from the IRS which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended subsequent to the date of the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amount reported on the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$35,863,996	$40,728,636
Withdrawals in process	(43,493)	(495)

Net assets available for benefits per the Form 5500	$35,820,503	$40,728,141

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been requested and approved prior to December 31, but not yet paid as of that date. However, for financial statement purposes such amounts are not recorded as a withdrawal until paid. The following is a reconciliation of participant withdrawals per the financial statements to the Form 5500:

	2008	2007
Participant withdrawals per the financial statements	$3,718,189	$4,940,112
Add: Amounts allocated to withdrawing participants at end of year	43,493	495
Less: Amounts allocated to withdrawing participants at beginning of year	(495)	(4,080)

Participant withdrawals per the Form 5500	$3,761,187	$4,936,527

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
SCHEDULE H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2008
EIN: 75-2018239
Plan: 001

			(e) Current
(a)	(b) Identity of Issue and (c) Description of Investment	(d) Cost	Value
	Baron Asset Mutual Fund	$2,966,884	$1,994,192
	Dodge & Cox Balanced Mutual Fund	9,955,479	6,889,590
*	Schwab S&P 500 Mutual Fund	3,205,606	2,332,897
	PIMCO Total Return Institutional Shares Mutual Fund	5,436,519	5,211,834
*	Schwab Retirement Money Mutual Fund	4,885,930	4,885,930
	T. Rowe Price Equity Income Mutual Fund	4,065,056	2,715,092
	Royce Low-Priced Stock Fund	1,796,215	1,120,854
	American Beacon International Equity Fund	2,078,093	1,285,331
*	Cash America International, Inc. common stock, par value $0.10 per share	6,344,923	5,723,187
	Transamerica Premier Equity Fund	1,009,141	642,433
*	Participant loans at 4.25% to 9.25% due through 2015	—	2,590,999

		$41,743,846	$35,392,339

*	Denotes an investment held by an entity known to be a party-in-interest to the Plan.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Cash America International, Inc. 401(k) Savings Plan Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN
Date: June 29, 2009	By:	/s/ J. Curtis Linscott
J. Curtis Linscott
Cash America International, Inc. Member, 401(k) Savings Plan Administrative Committee

EXHIBIT INDEX

Exhibit	Description of Exhibit
23.1	Consent of Whitley Penn LLP